

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

<u>Via Facsimile</u>
Michael J. Rockenbach
Executive Vice President and CFO
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

      Re: **Emulex Corporation**
             Form 10-K for the Fiscal Year Ended July 3, 2011
             Filed August 23, 2011
             Form 8-K/A filed November 10, 2010
             File No. 001-31353

Dear Mr. Rockenbach:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Collins (for PG)

                    Patrick Gilmore
                    Accounting Branch Chief